1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

November 12, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-21

QUATERRA INITIATES IN-FILL CORE DRILLING AT NIEVES SILVER DEPOSIT
Mapping of additional highly prospective areas also underway

VANCOUVER, B.C. — Quaterra Resources Inc. and 50% joint-venture partner Blackberry Ventures 1, LLC, today announced commencement of an in-fill drilling program on the Concordia vein at its Nieves silver property in northern Zacatecas, Mexico.

A 400-meter section of the Concordia vein drilled on 50-meter centers during 2008 resulted in the delineation of an indicated and inferred silver resource, which was announced earlier. The current program will increase drill density to approximately 25-meter intervals to overcome difficulties in constraining the initial resource model. About 5,000 meters of drilling is planned as part of this program.

“The aim of this in-fill drill program, which began on November 7, is to confirm the continuity of high-grade silver mineralization within the current resource,” says Quaterra President and CEO Thomas Patton. “The present drill spacing of 50 meters is insufficient to demonstrate continuity of high-grade values between holes, which resulted in cutting high-grade silver values to 371 grams in the initial resource estimate. If drilling on 25-meter centers shows the same high-grade silver values found in previous wider spaced drilling, we can increase both the grade and contained ounces within the original resource area.”

Detailed mapping and sampling is also in progress on other targets within the project area, including the recently discovered Cerro Gregorio vein, a separate and parallel vein system 300 to 400 meters north of the Concordia vein near San Gregorio Hill. Initial results from only a few holes indicate that the vein could be comparable in widths and grades to the Concordia vein. The mineral resource estimate for the Nieves Property was completed by independent consultant Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., using accepted industry standard methods that conform to National Instrument 43-101 and was announced by the Company on March 3, 2009. Nieves’ initial indicated resource of 2.9 million tons averaging 110.2 g/t silver contains 10.26 million ounces of silver. An inferred resource of 2.3 million tons averaging 96.6 g/t silver contains an additional 7.0 million ounces of silver. The Caracle Creek report concludes that the resource displays strong continuity along strike and down dip and that mineralization continues beyond the extent of current drilling.

#1100 - 1199 West. Hastings S treet Vancouver, B.C. Canada V6E 3T5	Tel: (604) 681-9059 Fax: (604) 688-4670 www.quaterraresources.com

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

The results of the Caracle Creek International Consulting Inc. of Toronto resource estimate have been reviewed by Quaterra technical staff. The Company believes that the Caracle Creek resource estimate for the Nieves Silver Project was conducted in a professional and competent manner. Inferred resources are resources that have not been defined in sufficient detail to be characterized as Measured or Indicated resources. Mineral resources have not had economic considerations applied to them and are therefore not characterized as Reserves.

The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

The TSX-V and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

#1100 - 1199 West. Hastings S treet Vancouver, B.C. Canada V6E 3T5	Tel: (604) 681-9059 Fax: (604) 688-4670 www.quaterraresources.com